E. Ramey Layne  rlayne@velaw.com

Tel 212.237.0135  Fax 917.849.5349

January 12, 2011

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Niska Gas Storage Partners LLC
Registration Statement on Form S-4
Filed December 1, 2010
File No. 333-170991

Dear Mr. Owings:

On behalf of the Registrants, as defined herein, we are filing Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, and Niska Gas Storage Canada Finance Corp (the “Issuers,” and together with Niska Gas Storage Partners LLC and the additional registrant guarantors listed therein, the “Registrants”), relating to the registration of 800,000 units (the “New Units”), each consisting of $218.75 principal amount of 8.875% Senior Notes Due 2018 of Niska Gas Storage US, LLC and Niska Gas Storage US Finance Corp., and $781.25 principal amount of 8.875% Senior Notes Due 2018 of Niska Gas Storage Canada ULC and Niska Gas Storage Canada Finance Corp. in connection with the offering (“Exchange Offer”) to exchange such New Units for 800,000 units representing a like aggregate principal amount of 8.875% Senior Notes Due 2018 of the Issuers (such units, the “Old Units”).

Set forth below are the Registrants’ responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated December 27, 2010 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff. The Registrants’ response to each comment is set forth immediately below the text of the applicable comment.

Vinson & Elkins LLP Attorneys at Law	666 Fifth Avenue, 26th Floor
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The Registrants have authorized us to respond to the Staff’s comments on their behalf.  Information provided in this letter on behalf of the Registrants and their executive officers, directors and controlling persons has been provided to us by the Registrants.

General

1.                        Please provide us with a letter indicating that you are registering the exchange offer in reliance on the position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley &. Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers.  In your letter, you should include the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Response:  Concurrently with the delivery of this letter, the Registrants are providing the Staff with a supplemental letter (“Supplemental Letter No. 1”) stating that the Registrants are relying on the SEC’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

2.                        Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:  The Registrants acknowledge that the offer must comply with Rule 14e-1(a) and the applicable provisions of Rule 424 and have provided the requested confirmation in Supplemental Letter No. 1.

3.                        As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:  The Registrants hereby confirm that the offer will remain open until midnight on the twentieth business day following commencement, and have revised the Registration Statement accordingly.  Please see the revised prospectus cover as well as pages 4, 5, 28, 31, A-1 and A-4.

Prospectus Summary, page 1

The Exchange Offer, page 4

Acceptance of Old Units and Delivery of New Units, page 5

4.                        Please revise here and elsewhere in the registration statement as appropriate to state that the issuer will issue the new units or return the old units promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response:  The Registrants have revised the Registration Statement accordingly. Please see pages 5 and 31.

Exchange Offer, page 26

Extensions, Delays in Acceptance, Termination or Amendment, page 29

5.                        You reserve the right “to delay acceptance of any old units.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:  The Registrants have revised the Registration Statement to reflect that they will delay acceptance of any old units only due to an extension of the exchange offer.  The Registrants confirm that any such delay will be consistent with Rule 14(e)-1(c). Please see page 29.

Condition to the Exchange Offer, page 29

6.                        We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:  The Registrants have revised the Registration Statement accordingly. Please see page 29.

7.                        All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not “at any time or at various times.” Please revise the language accordingly.

Response:  The Registrants have revised the Registration Statement accordingly. Please see page 30.

Business, page 72

8.                        Please provide the information required by Regulation S-K, Items 102 and 103. See Form S-4, Item 14.

Response:  The Registrants have revised the Registration Statement accordingly. Please see pages 81 and 85.

Certain Relationships and Related Party Transactions, page 103

Agreements with Affiliates, page 103

9.                        Please provide an update on the status of the various agreements with your subsidiaries that will affect your formation transactions.

Response:  The Registrants have revised the Registration Statement to provide the requested updates.  Please see page 104.

Cautionary Statement Regarding Forward-Looking Statement, page 168

10.                 The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  The Registrants have revised the Registration Statement to delete the reference to the Private Securities Litigation Reform Act of 1995, however, the cautionary statement regarding forward-looking statements remains applicable. Please see the revised section on page 169.

Appendix A, Letter of Transmittal, page A-1

11.                 Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read,” “reviewed” or “understands” all of the terms of the exchange offer.

Response:  The Registrants have revised Appendix A of the Registration Statement to delete the acknowledgment and certification requirement.  Please see the revised section on page A-1.

Item 21. Exhibits and Financial Statements, page II-3

12.                 Please include as exhibits the formation and operating documents for all co-registrants.

Response:  The Registrants have revised the Registration Statement to include the requested exhibits.  Please see Exhibits 3.1 through 3.62.

Signatures, page II-7

AECO Gas Storage Partnership, page II-16 and Niska Gas Storage Canada, L.P., page II-18

13.                 Please provide the signatures of a majority of the board of directors of the general partner. See Instruction 1 to Signatures of Form S-4.

Response:  The Registrants have revised the Registration Statement to include the signatures of the majority of the board of directors of the general partner for AECO Gas Storage Partnership and Niska Gas Storage Canada, L.P.  Please see pages II-26, II-27, II-29 and II-30.

Niska Gas Storage Operations LLC, page II-19; Niska Partners Coöperatief U.A., page II-29; and Niska US GP LLC, page II-31

14.                 Please provide the signatures of the principal financial officer and the controller or principal accounting officer as applicable. See Instruction 1 to Signatures of Form S-4.

Response:  The Registrants have revised the Registration Statement to include the signatures of the principal financial officers and the principal accounting officers of Niska Gas Storage Operations LLC, Niska Partners Coöperatief U.A. and Niska US GP LLC.  Please see pages II-31, II-47 and II-51.

Exhibit 5.1, Opinion of Vinson & Elkins, L.L.P.

15.                 We note that counsel’s opinion is limited to Delaware law, however the indenture governing the debt securities is governed by New York law. Please revise.

Response:  We have revised our opinion accordingly.  Please see our revised opinion filed as Exhibit 5.1 to the Registration Statement.

16.                 Please revise the penultimate paragraph to include all applicable statutory provisions and reported judicial decisions interpreting those laws.

Response:  We have revised our opinion accordingly.  Please see our revised opinion filed as Exhibit 5.1 to the Registration Statement.

17.                 We note that the opinion refers to the laws in effect as of December 1, 2010. In order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date and update this reference from December 1, 2010 to the effective date. Alternatively, counsel should remove the limitation from the opinion.

Response:  We have revised our opinion to remove the limitation.  Please see our revised opinion filed as Exhibit 5.1 to the Registration Statement.

18.                 Counsel cannot assume due authorization and execution of the Indenture and New Units by the Issuers and the Guarantors. Note that counsel may rely on other opinions if those opinions are also filed as exhibits. Please delete or revise this assumption.

Response:  We have revised our opinion accordingly.  We have relied as to matters of Alberta and Ontario law upon the opinions of Bennett Jones LLP filed as Exhibits 5.2 and 5.3 to the Registration Statement, we have relied as to matters of British Columbia law upon the opinions of Patterson Adams filed as Exhibits 5.4 and 5.5 to the Registration statement and we have relied as to matters of Dutch law upon the opinion of De Brauw Blackstone Westbroek N.V. filed as Exhibit 5.6 to the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to Ramey Layne at (212) 237-0135 or John P. Johnston at (212) 237-0039.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	Ronald A. Alper
Lillyanna Peyser
Jason A. Dubchak